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EXHIBIT 99.4

NOTICE OF RELIANCE

NATIONAL INSTRUMENT 51-102 — CONTINUOUS DISCLOSURE OBLIGATIONS
("NI 51-102")

To:	Ontario Securities Commission
And to:
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission — Securities Division
Manitoba Securities Commission
Autorité des marchés financiers (Québec)
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Department of Government Services of Newfoundland & Labrador, Financial Services Regulation Division
Office of the Superintendent of Securities, Northwest Territories
Office of the Superintendent of Securities, Nunavut
Office of the Superintendent of Securities, Yukon

Notice is given that each of Granite REIT Holdings Limited Partnership, Granite Real Estate Inc. and Granite Europe Limited Partnership relies on the financial statements, management's discussion and analysis, annual information forms, management information circulars, material change reports and statements of executive compensation (if applicable) filed by Granite Real Estate Investment Trust ("Granite REIT") pursuant to Section 13.4 of NI 51-102 and an exemption from certain of the continuous disclosure requirements of NI 51-102 set out in a decision of the Ontario Securities Commission, as principal regulator, dated December 21, 2012.

Please refer to the continuous disclosure documents filed by Granite REIT, which are available in electronic format at www.sedar.com under the SEDAR profile for Granite REIT.

Attached to this Notice and forming part hereof is the consolidating summary financial information for the applicable period(s) required by Section 13.4 of NI 51-102.

Dated:                        May 8, 2013.

GRANITE REIT HOLDINGS LIMITED PARTNERSHIP, by its general partner GRANITE REIT INC.		GRANITE EUROPE LIMITED PARTNERSHIP, by its general partner 9268-7409 QUÉBEC INC.
Per:	(signed) "Michael Forsayeth" Name: Michael Forsayeth Title: Chief Financial Officer	By:	(signed) "Michael Forsayeth" Name: Michael Forsayeth Title: Treasurer
GRANITE REAL ESTATE INC.
Per:	(signed) "Michael Forsayeth" Name: Michael Forsayeth Title: Executive Vice President, Chief Financial Officer

UNAUDITED SELECTED COMBINED AND CONSOLIDATING SUMMARY FINANCIAL INFORMATION(1)
For the period ended March 31, 2013
(in thousands of Canadian dollars)

Following a court-approved plan of arrangement completed in January 2013, Granite REIT Holdings Limited Partnership ("Granite LP") and its wholly-owned subsidiaries Granite Real Estate Inc. ("GraniteCo") and Granite Europe Limited Partnership ("Granite Europe") are co-debtors and a "credit support issuer" under the senior unsecured debentures, Series 1 ("Debentures") originally issued by GraniteCo on December 22, 2004. Granite LP, GraniteCo and Granite Europe are wholly-owned, directly or indirectly, by Granite Real Estate Investment Trust and Granite REIT Inc. (collectively "Granite"). Granite, as "parent credit supporter", fully and unconditionally guarantees the payment obligations of Granite LP, GraniteCo and Granite Europe under the Debentures. As set out in a decision dated December 21, 2012 of the Ontario Securities Commission, as principal regulator, an exemption from certain of the continuous disclosure requirements under Section 13.4 of National Instrument 51-102 (Continuous Disclosure Obligations) was granted to Granite LP, GraniteCo and Granite Europe. In compliance with that decision, the tables below set out certain selected summary combined or consolidating financial information for (i) the parent credit supporter (Granite on a combined basis), (ii) the credit support issuer (Granite LP consolidated), (iii) Granite's non-guarantor subsidiaries, other than Granite LP, (iv) consolidating or combination adjustments, and (v) Granite and all of its subsidiaries on a combined and consolidated basis, in each case for the period indicated. This summary combined and consolidating financial information is unaudited and should be read in conjunction with Granite's unaudited interim condensed combined financial statements as at and for the three months ended March 31, 2013.

For the period ended March 31, 2013:

	Granite ("Parent Credit Supporter")(2)	Granite LP Consolidated ("Credit Support Issuer")	Subsidiaries of Granite Other Than Granite LP(3)	Consolidating/ Combination Adjustments(4)	Granite Combined/ Consolidated
Revenue	—	48,124	—	—	48,124
Net income from continuing operations attributable to owners	96,516	94,285	—	(96,510)	94,291
Net income attributable to owners	96,516	94,285	—	(96,510)	94,291
Total current assets	3,684	72,653	—	(1,292)	75,045
Total non-current assets	1,593,179	2,010,707	—	(1,593,179)	2,010,707
Total current liabilities	9,247	50,387	—	(1,292)	58,342
Total non-current liabilities	—	437,613	—	—	437,613

(1)
The summary financial information is prepared in accordance with International Financial Reporting Standards.

(2)
This column accounts for investments in all subsidiaries of Granite under the equity method.

(3)
There are no other subsidiaries of the parent credit supporter other than Granite LP and its consolidated subsidiaries.

(4)
This column includes the necessary amounts to eliminate the intercompany balances between Granite, Granite LP and other subsidiaries and other adjustments to arrive at the information for Granite on a combined consolidated basis.

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  EXHIBIT 99.4
NOTICE OF RELIANCE
NATIONAL INSTRUMENT 51-102 — CONTINUOUS DISCLOSURE OBLIGATIONS ("NI 51-102")